
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 11, 2008

Scott C. Schroeder
Vice President and Chief Financial Officer
Cabot Oil & Gas Corporation
1200 Enclave Parkway
Houston, TX 77077

> **Re: Cabot Oil & Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-10447**

Dear Mr. Schroeder:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Engineering Comments</u>

<u>Business, page 3</u>

1. We have reviewed your response to prior comment one of our letter dated January 23, 2008. As previously stated, Item 102 of Regulation S-K refers to principal properties and properties of major significance. It does not refer to geographic areas or groups of principal properties in those areas as your proposed disclosure

indicates. Although you have disclosed the names of your principal properties in each geographic area and the aggregate percentage of reserves, you have not disclosed the information on each principal field separately as required by Instruction 3 of Item 102 of Regulation S-X. Therefore, we re-issue prior comment one of our letter dated January 23, 2008.

Reserve Report

2.   Please provide us with a graph over time of production through the latest month the data is available for each your wells in Canada. Include on each graph your forecast of future production and reserves as of December 31, 2006.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Milne at (202) 551-3688 or the undersigned, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments.

Sincerely,

Christopher White
Branch Chief